[Letterhead of Entergy Corporation]

January 22, 2008

Ms. Ellie Quarles
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

RE:  Entergy Corporation
        Definitive 14A (the "Proxy Statement")
        Filed March 19, 2007
        File No. 1-11299

Dear Ms. Quarles:

We submit the following responses to your comment letter dated December 11, 2007. For your convenience, each comment is reproduced below followed by our response.

General

Staff Comment No. 1:

We note that many of your responses indicate that you will comply with the comments "as appropriate" and that you will take our comments "into account" or will generally consider our comments. Please revise your response letter throughout to indicate that you will comply with our comments.

Entergy's Response:

We confirm that we will comply with the staff's comments.

Compensation Discussion and Analysis, page 16

Staff Comment 2:

We note your response to comment 3 in our letter dated August 21, 2007 and we reissue that comment.  Please identify the companies against which you benchmarked.

Entergy's Response

As noted on page 15 of the Proxy Statement, the committee reviews base salary and other compensation data from two sources:

  The committee reviews general market survey data on executive compensation compiled by its independent consultant. The survey data is derived from multiple published and private sources and covers approximately 300 companies in general industry and approximately 60 to 70 companies in the energy services sector. The identity of the individual companies is neither disclosed to, nor considered by, the committee. The committee considers only the aggregated survey data prepared by the consultant to be material - not the identity of the individual companies included in the survey.

  The committee also reviews compensation data derived from proxy statements for companies in our industry. These companies consist of the 19 companies (the "Peer Group Companies") that comprise the Philadelphia Utilities Index.  The names of each of these companies are disclosed on page 16 of the proxy statement.

In future filings, we will clarify the purposes for which the committee uses general survey data relative to the Peer Group Companies data. With respect to the general survey data used by the committee, we will provide additional information about the consultant's methodology in preparing the survey data, including the number of companies and industry segments represented in the survey. In addition, we will note that the identity of the companies included in the survey is not disclosed to the committee and that the committee does not consider the identity of the companies included in the survey to be material for purposes of its compensation deliberations.

Elements of Compensation, page 18

Staff Comment 3:

We note your response to comment 4 in our letter dated August 21, 2007. Please confirm that you will include the response you provided in future filings.

Entergy's Response:

We confirm that we will include in future filings our response to comment 4 in our letter dated October 31, 2007.

Staff Comment No. 4.

We note your response to comment 5 in our letter dated August 21, 2007 and we reissue that comment. Please include the 2006 and 2007 targets or provide us specific analysis as to how the targets would cause you competitive harm.

Entergy's Response:

Prior Year (i.e., 2006) Targets

Earnings-per-share ("EPS") and operating cash flow ("OCF") were the performance measures used to determine payments under our annual incentive plan in 2006.  The committee typically bases its targets under the annual incentive plan on the EPS and OCF forecasts that are included in the Company's internal financial plan.   At the end of the year, significant unplanned events, such as an acquisition or a sale of a business, may be considered when evaluating final results against the targets.

In future filings, assuming that the Company's annual incentive plan is structured in a manner that is similar to its current structure, we will disclose the EPS and OCF targets actually referenced by  the Committee in determining named executive officer bonuses under our annual incentive plan.

Current Year (i.e., 2007) Targets

The company does not believe it is required to disclose information regarding the targets that have been established in our named executive officer compensation program for 2007. The first sentence of Instruction 2 to Item 402(b) establishes that the general rule is that the Compensation Discussion and Analysis is to address historical compensation information (i.e., the "information contained in the tables and otherwise provided pursuant to" Item 402). The second sentence to this Instruction introduces the possibility that some events that occur after the end of the fiscal year might nevertheless be subject to disclosure in CD&A. The third sentence of the Instruction clarifies that the post-fiscal year events that must be included in CD&A are those that "could affect a fair understanding of the named executive officer's compensation for the last fiscal year."

The targets that are in place for the company's 2007 named executive officer compensation program do not meet this test. The committee has structured our named executive officer compensation program for 2007, including the setting of targets, in a manner that is substantially similar to the manner in which that program was established for 2006. Neither the setting of targets in 2007, nor any other named executive officer compensation-related action taken following the end of fiscal 2006 "could affect a fair understanding of named executive officer compensation for" 2006. No such disclosure therefore, should be required.

Staff Comment No. 5

We note your response to comment 6 in our letter dated August 21, 2007 and we reissue that comment. Please confirm that you will explain how the management effectiveness factor increases the annual funding multiplier.

Entergy's Response

We confirm that will explain how the management effectiveness factor increases the annual funding multiplier.

* * * * * * * * * * * * * * * * * * * * * * * * * * * *

In making this response, we acknowledge that:

  We are responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and
  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of our responses to the Staff's comments or if you would like to discuss any other matters, please contact Paul A. Castanon at (504) 576- 2095.

Sincerely,

/s/ Paul A. Castanon

Paul A. Castanon
Associate General Counsel and Assistant Corporate Secretary